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                                                                  Exhibit 2.4.1


                                AMENDMENT NO. 1
                                       TO
                            ASSET PURCHASE AGREEMENT
                                   AND WAIVER


         THIS AMENDMENT NO. 1 AND WAIVER (this "Amendment"), dated as of July 17, 2002, to the Asset Purchase Agreement, dated as of May 31, 2002 (the "Original Asset Purchase Agreement"), among Intermedia Communications Inc., a Delaware corporation ("Intermedia"), Shared Technologies Fairchild, Inc., a Delaware corporation and a wholly owned subsidiary of Intermedia ("STFI"), Shared Technologies Fairchild Telecom, Inc., a Delaware corporation and a wholly owned subsidiary of STFI ("STFI Sub"), MCI WorldCom Communications, Inc., a Delaware corporation ("WorldCom Sub"), WorldCom, Inc., a Georgia corporation ("WorldCom", and collectively with Intermedia, STFI, STFI Sub and WorldCom Sub, the "Sellers"), and Cypress Communications, Inc., a Delaware corporation ("Purchaser").

                                   BACKGROUND

         A. The parties hereto are parties to the Original Asset Purchase Agreement.

         B. The parties desire to amend the Original Asset Purchase Agreement, in accordance with the requirements of Section 7.03 thereof, and upon the terms and conditions and in the manner set forth below.

         C. Purchaser desires to waive certain breaches of representations, warranties, covenants and closing conditions, in accordance with the requirements of Sections 6.05 and 7.03 of the Original Asset Purchase Agreement, upon the terms and conditions and in the manner set forth below.

                                     TERMS

         In consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

         1. AMENDMENT TO SECTION 1.01. Section 1.01 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         Purchase and Sale.

         On the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Sellers all the right, title and interest as of the Closing of Sellers in, to and under the Acquired Assets, in exchange for (a) an aggregate purchase price equal to $29,000,000 (the "Purchase Price"), payable as set forth in Section 2.02(b), and (b) the assumption of the Assumed Liabilities. The purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities is referred to in this Agreement as the "Acquisition".

         2.       AMENDMENT TO SECTIONS 1.02(A) (XVII), (XVIII) AND (XIX).


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                  (a)      Sections 1.02(a)(xvii), (xviii) and (xix) of the
Original Asset Purchase Agreement are hereby amended to read, in their entirety, as follows:

                  (xvii) all partnership interests or any other equity interest in any corporation, company, limited liability company, partnership, joint venture, trust or other business association ("Investments") listed in Schedule 1.02(a)(xvii), and all other Investments that are primarily used or primarily held for use in, or that arise primarily out of, the operation or conduct of the Business;

                  (xviii) all goodwill generated by or associated with the Business; and

                  (xix) all rights and interest of Sellers in an to that certain SunTrust Lockbox Agreement, dated April 29, 1999 (the "Lockbox Agreement"), by and between Intermedia, STFI and SunTrust Bank, which Lockbox Agreement shall be assigned to, and assumed by, Purchaser pursuant to an agreement by and between Intermedia, STFI, Purchaser and SunTrust Bank, which agreement shall be in a form mutually agreeable by the parties thereto (the "Lockbox Transfer Agreement").

         3. AMENDMENT TO SECTION 1.02(B)(IV). Section 1.02(b)(iv) of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         (iv) all rights of Sellers under this Agreement, and the Omnibus Agreement, and the other agreements and instruments executed and delivered in connection with this Agreement (the "Ancillary Agreements");

         4. AMENDMENT TO SECTION 1.03(A). Section 1.03(a) of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

                  Assumption of Certain Liabilities.

                  (a) Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and from and after the Closing Purchaser shall pay, perform and discharge when due, all the following liabilities, obligations and commitments of Sellers (the "Assumed Liabilities"), other than any Excluded
         Liabilities:

                           (i)      all liabilities, obligations and
                  commitments of Sellers under the Assigned Contracts, arising exclusively out of the operation or conduct of the Business following the Closing;

                           (ii) all accounts payable arising exclusively out of the operation or conduct of the Business following the Closing (other than as expressly set forth in clause (iv) of this Section 1.03(a));

                           (iii)    all off-balance sheet liabilities listed on
                  Schedule 1.03(a)(iii);

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                           (iv)     an amount equal to $2,000,000, which
                  represents estimated accrued but unpaid network services expense incurred in the operation or conduct of the Business prior to the Closing to be payable as invoiced to Purchaser, within thirty (30) days of the date of invoice; and

                           (v) all other liabilities, obligations and commitments relating to or arising primarily out of the operation or conduct of the Business arising after the Closing Date, whether express, implied, liquidated, absolute, accrued, contingent or otherwise, known or unknown, and based upon, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission existing or occurring after the Closing Date, but not relating to or arising out of any fact, circumstance, occurrence, condition, act or omission existing on or occurring prior to the Closing Date.

         5. AMENDMENT TO SECTION 1.03(B)(VI). Section 1.03(b)(vi) of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         (vi) other than as expressly set forth in Section 1.03(a)(iv), any account payable or accrued expense of Sellers that relates to, or that arises out of events occurring on or before the Closing Date and any indebtedness for borrowed money or guarantees thereof;

         6. AMENDMENT TO SECTION 1.04. Section 1.04 of the Original Asset Purchase Agreement is hereby deleted in its entirety, and in lieu thereof the phrase "[Intentionally Omitted.]" is inserted in its stead.

         7. AMENDMENT TO SECTION 2.02. Section 2.02 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows: At the Closing:

                  (a) Sellers shall deliver to Purchaser (i) such appropriately executed deeds (in recordable form), bills of sale, assignments and other instruments of transfer relating to the Acquired Assets in form and substance reasonably satisfactory to Purchaser and its counsel, (ii) in lieu of (1) the Transition Services Agreement, in draft form attached hereto as Exhibit 2.02(a)(i) (the "Transition Services Agreement"), (2) the Wholesale Services Agreement, in draft form attached hereto as Exhibit 2.02(a)(ii) (the "Wholesale Services Agreement"), (3) a United States Internet Colocation Services Agreement in draft form attached hereto as Exhibit 2.02(a)(iii) (the "Internet Colocation Services Agreement"), (4) a Network Colocation Services Agreement, among one or more affiliates of WorldCom and Purchaser in draft form attached hereto as Exhibit 2.02(a)(iv) (the "Network Colocation Services Agreement"), (5) a Building Rights Agreement in draft form attached hereto as Exhibit 2.02(a)(v) (the "Building Rights Agreement"), (6) a Management Agreement in draft form attached hereto as Exhibit 2.02(a)(vi) (the "Management Agreement"; together with the Transition Services Agreement, the Wholesale Services Agreement, the Internet Colocation Services Agreement, the Network Colocation Services Agreement, the Building Rights Agreement, the "Former Ancillary Agreements"),


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         executed counterparts of an Omnibus Post-Closing Services Agreement dated as of the Closing Date (the "Omnibus Agreement"), among Sellers, certain of their affiliates and Purchaser, in form and substance mutually acceptable to the parties, which the parties hereto acknowledge and agree shall (1) incorporate into a single operative agreement, among other things, the matters currently addressed in the above-enumerated stand-alone drafts of the Former Ancillary Agreements, the substance of which, with such modifications as to which the respective parties shall agree, shall be incorporated into the Omnibus Agreement as separate schedules thereto, and (2) supersede and replace such Former Ancillary Agreements, and any reference to any such Former Ancillary Agreement in this Agreement (either individually or in the aggregate) shall for all purposes of this Agreement be deemed to be a reference to the Omnibus Agreement or the applicable schedule thereto, as appropriate, (iii) each of the Consents obtained on or prior to the Closing Date, and (iv) such other documents as Purchaser or its counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement; and

                  (b) Purchaser shall deliver to Sellers (i) payment, by wire transfer to a bank account designated in writing by Sellers, immediately available funds in an amount equal to the Purchase Price less the amount of the directed payments identified in clauses (ii),
         (iii) and (iv) hereof, (ii) payment on behalf of Sellers, by wire transfer to a bank account designated in writing to Purchaser, immediately available funds in an amount equal to any costs or fees required to fully and finally satisfy the representation of Sellers in
         Section 3.16, (iii) payment on behalf of Sellers, by wire transfer to a bank account designated in writing to Purchaser, immediately available funds in an amount equal to any costs or fees required to fully and finally satisfy all amounts owed to Shaw Pittman LLP, counsel to the Sellers, and (iv) payment on behalf of Sellers, by wire transfer to a bank account designated in writing to Purchaser, immediately available funds in an amount equal to any costs or fees required to fully and finally satisfy all amounts owed to Swidler Berlin Shereff Friedman, LLP, counsel to the Sellers, which payment, together with the payments set forth in clauses (i),(ii) and (iii) hereof shall satisfy the obligation of Purchaser with regard to the payment of the Purchase Price, (v) such appropriately executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities in form and substance reasonably satisfactory to Sellers and their counsel, (vi) executed counterparts of the Omnibus Agreement, and (vii) such other documents as Sellers or their counsel may reasonably request to demonstrate satisfaction of the conditions and compliance with the covenants set forth in this Agreement.

         8. AMENDMENT TO SECTION 2.04(B). Section 2.04(b) of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

                  (b) For a period of time up until 150 days after the Closing Date, each party agrees to use all commercially reasonable efforts to obtain the consents and waivers referred to in this Section
         2.04 hereof and to obtain any other consents and waivers required under any applicable agreement with a third party in


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         connection with the assignment, conveyance, settlement, delivery and transfer of the Acquired Assets; provided, however, that neither the existence of any contractual provision in any such agreement which requires consent or waiver, nor the actions of any of the parties hereto in seeking any such consent or waiver, shall be construed in any manner to limit the binding and final nature of the transfers made by Sellers to the Purchaser at the Closing; provided, further, that no party shall be required to pay or commit to pay any amounts to (or incur any obligation in favor of), any person from whom such consent may be required, if such amount or obligation is not commercially reasonable, as determined by such party in its reasonable discretion; and provided, further, that Sellers shall not be required to pay or commit to pay any amount to any person from whom consent to assign, convey, settle, deliver or transfer the Building Access Agreements may be required.

         9. AMENDMENT TO SECTION 3.16. Section 3.16 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         Brokers or Finders.

         Except for the fees and expenses of The Breckenridge Group, Inc., which will be paid by the Sellers pursuant to Section 2.02(b)(ii) hereof, the Sellers have no liability to any agent, broker, investment banker or other firm or person for any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement for which the Purchaser could become liable or obligated.

         10. AMENDMENT TO SECTION 3.20. Section 3.20 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         Employees.

                  Schedule 3.20 sets forth each employee of Sellers whose employment is primarily related to the operation of the Business (each a "Covered Employee") as well as a copy of the most recent payroll for each Covered Employee. In addition, Sellers shall deliver to Purchaser within three (3) business days after the Closing Date, with respect to each employee on Purchaser's list of not less than 265 Covered Employees delivered to Sellers pursuant to Section 5.08(a), a listing of the amount of any severance benefits to which each such employee would be entitled if terminated by Sellers immediately prior to the Closing Date. There are no employee unions (nor any other similar labor or employee organizations) under local statutes, custom or practice with respect to any employee of Sellers whose employment is primarily related to the operation of the Business. No Seller has experienced any attempt by organized labor or its representatives to make Sellers conform to demands of organized labor relating to any employee of Sellers whose employment is primarily related to the operation of the Business. With respect to the Business, there is no labor strike or labor disturbance pending or, to the Knowledge of Sellers, threatened against any Seller nor is any grievance currently being asserted, and no Seller has experienced a work stoppage or other labor difficulty, and is not and has not


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         engaged in any unfair labor practice. From and after the Closing,
         Sellers shall remain exclusively liable for the payment to its employees of all salaries, wages and benefits, including severance benefits, under claims incurred but not paid as of and through the Closing Date.

         11. AMENDMENT TO SECTION 4.05. Section 4.05 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         Availability of Funds.

         Exhibit 4.05 attached hereto sets forth complete and correct copies of a commitment letter from LaSalle Bank for debt financing to enable Purchaser to pay the Purchase Price (the "Financing Commitment"). As of the date of this Agreement, the Financing Commitment has not been withdrawn or terminated. The Financing Commitment, together with equity funds that Purchaser can obtain without the prior consent, approval or other discretionary action of, any third party, constitute all of the financing required to be provided by Purchaser for the consummation of the transactions contemplated by this Agreement.

         12. AMENDMENT TO SECTION 5.06(A). Section 5.06(a) of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

                  (a)      Except as set forth in Sections 2.04(b) and 9.03 and
         Article 8, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to
         Section 5.05.

         13. AMENDMENT TO SECTION 5.07. Section 5.07 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         Collection of Receivables.

                  From and after the Closing, Purchaser shall have the sole right and authority to collect for its own account all Receivables and other related items that are included in the Acquired Assets and to endorse with the names of Sellers, any checks or drafts received with respect to any Receivables or such other related items. Sellers shall hold in trust for the sole benefit of, and promptly deliver to, Purchaser any cash or other property received directly or indirectly by any of them with respect to the Receivables and such other related items, including any amounts payable as interest, in kind to the extent practicable and otherwise in accordance with applicable provisions of the Omnibus Agreement.

         14. AMENDMENT TO SECTION 5.08(A). Section 5.08(a) of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

                  (a) No later than June 18, 2002, or such later date as the Sellers and Purchaser mutually agree, the Purchaser shall deliver to Sellers a list of the names of not less than 265 Covered Employees which Purchaser intends to employ in connection with the Business after the Closing Date. The Purchaser will notify each such employee no later


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         than three (3) Business Days after the Closing Date of the terms and conditions of such employee's position with Purchaser and be of responsibility substantially similar to his or her position immediately before the Closing Date and at substantially similar base pay as that identified on Schedule 3.20 and include a statement reasonably satisfactory to Sellers and Purchaser concerning the transition of such employee's transfer of employment providing that, if accepted, such offer of employment shall commence immediately upon the occurrence of the Closing Date so as to avoid any "gap" between employment of such individual by Sellers immediately prior to the Closing and by and Purchaser, immediately following the Closing. All Covered Employees to whom such notices are delivered and who actually continue in such position with the Purchaser after the Closing Date shall hereinafter be referred to as the "Retained Employees." The form of the foregoing described notices shall be provided in advance to counsel for Sellers, with a period for review and comment which is reasonable under the circumstances. The Purchaser will not have any liability whatsoever with respect to any current or former employee of the Sellers in the Business who are not Retained Employees.

         15. AMENDMENT TO SECTION 5.16. Section 5.16 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         Management Agreement.

                  The parties acknowledge that the Purchaser is required to obtain the Consents of the FCC and various PUCs in order to directly provide certain regulated telecommunications services to customers whose contracts with Sellers will be transferred to Purchase at the Closing. Purchaser acknowledges that it has made all necessary filings and applications with the FCC and various PUCs in order to obtain the necessary Consents. On the Closing Date, the parties shall enter into the Omnibus Agreement, with effective provisions regarding the matters addressed in Exhibit 2.02(a)(v), which shall govern the relationship between the parties with respect to the provision of such regulated telecommunications services on an interim basis and the parties shall continue to cooperate, using commercially reasonable efforts, to expeditiously obtain any and all outstanding PUC or FCC consents.

         16.      AMENDMENT TO SECTIONS 6.01(D), (E), (F), (G), (H), (I) AND
(J).

                  (a) Section 6.01(d) of the Original Asset Purchase Agreement is hereby deleted in its entirety, and in lieu thereof the phrase "[Intentionally Omitted.]" is inserted in its stead.

                  (b) Section 6.01(e) of the Original Asset Purchase Agreement is hereby is hereby amended to read, in its entirety, as follows:

         Purchaser, WorldCom and the required affiliates of WorldCom shall have entered into the Omnibus Agreement;


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                  (c)      Sections 6.01(f), (g), (h), (i) and (j) of the
Original Asset Purchase Agreement are each hereby deleted in their entirety.

         17. AMENDMENT TO SECTION 9.10. Section 9.10 of the Original Asset Purchase Agreement is hereby amended to read, in its entirety, as follows:

         Dispute Settlement.

         If a claim or dispute between the parties arises in connection with this Agreement, the parties will attempt in good faith to resolve through negotiation such claim or dispute. If the parties cannot mutually resolve such matter within 20 business days of the initial notice of such dispute, the parties agree that such claim or dispute shall be settled by arbitration in Washington, DC, in accordance with the then-current rules of the alternative dispute resolutions firm JAMS or its successor, or if no successor exists then in accordance with the then-current commercial arbitration rules of the American Arbitration Association. The arbitrator(s) shall be experienced in conducting arbitrations in the U.S. communications industry, selected mutually by Sellers, on the one hand, and Purchaser, on the other hand. The cost of the arbitration, including the fees and expenses of the arbitrator(s), shall be shared equally by the parties unless the award provides otherwise. Judgment upon the award rendered by the arbitrator(s) may be entered into any court of competent jurisdiction, and shall be fully enforceable and only appealable in accordance with the United States Arbitration Act, 9 U.S.C. Sec. 1 et seq. The parties agree that, except as required by applicable law or regulation, the existence, outcome, and contents of any arbitration proceeding shall be kept confidential and that the arbitrator(s) shall be required to adhere to the same obligation of confidentiality. The parties also acknowledge, however, that in the event that any of the parties hereto becomes the debtor in a case under Chapter 11 of Title 11, United States Code (respectively, a "Bankruptcy Case" and the "Bankruptcy Code"), the provisions hereof regarding Dispute Resolution will or may be subject to applicable provisions of the Bankruptcy Code and related procedural rules, and the parties therefore agree, in the event of a Bankruptcy Case by any of the parties hereto, to use their collective commercially reasonable efforts to achieve the goal of resolving disputes in accordance with the provisions hereof to the extent permitted by the Court having jurisdiction of such a Bankruptcy Case, and that any failure to follow the dispute resolution procedures herein, or the equivalent dispute resolution procedure under any Ancillary Agreement, which results from such a Bankruptcy Case shall not be a default hereunder or under any equivalent provision in any of the Ancillary Agreements.

         18.      AMENDMENT TO SCHEDULE OF DEFINED TERMS.

                  (a) The Schedule of Defined Terms set forth in the Original Asset Purchase Agreement is hereby amended to delete the following defined terms therein and the corresponding Section reference thereof: Closing Date Consideration; Closing Statement; Customer Revenue Amount; Independent Accounting Firm; Revenue Adjustment Amount; Telecommunications Revenue; Working Capital; Working Capital Assets; Working Capital Liabilities; Working Capital Adjustment Amount; and Working Capital Revenue Adjustment.


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                  (b)      The Schedule of Defined Terms set forth in the
Original Asset Purchase Agreement is hereby further amended by inserting in the correct alphabetical order therein a reference to "Omnibus Agreement - Section 2.02(a)."

         19. DELETION OF EXHIBIT 1.04(C). Exhibit 1.04(c) of the Original Asset Purchase Agreement is hereby deleted in its entirety and no longer considered a part of the Original Asset Purchase Agreement.

         20. AMENDMENT TO LIST OF SCHEDULES, EXHIBITS AND ANNEXES. The list of Schedules, Exhibits and Annexes set forth in the Original Asset Purchase Agreement is hereby amended to delete the reference to "Exhibit 1.04(c) - Form Closing Statement."

         21. WAIVERS. Sellers acknowledge, and have informed Purchaser of, the occurrence of the following events (collectively, the "Restatement Events"):

         (a) On June 25, 2002, WorldCom announced that it intended to restate its financial statements for 2001 and the first quarter of 2002. As a result of an internal audit of WorldCom's capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts during this period were not made in accordance with generally accepted accounting principles (GAAP). The amount of these transfers was $3.055 billion for 2001 and $797 million for first quarter 2002. Without these transfers, WorldCom's reported EBITDA would be reduced to $6.339 billion for 2001 and $1.368 billion for first quarter 2002, and the company would have reported a net loss for 2001 and for the first quarter of 2002.

         (b) As a result of the June 25 announcement, Proceedings were commenced against WorldCom by various Governmental Agencies, including the Securities and Exchange Commission, the Federal Communications Commission, the United States Congress and various private parties.

         (c) On July 1, 2002, WorldCom announced that, as expected, it had received a notice of termination of its $1.5 billion accounts receivable securitization program. WorldCom company now cannot sell any new accounts receivable into the program, and collections on accounts receivable in the program will be used to pay down the approximately $1.2 billion outstanding under the program.

         (d) On July 1, 2002, WorldCom announced that the lenders under its $2.65 billion and $1.6 billion senior unsecured credit facilities have notified WorldCom that events of default had occurred and that they have reserved their rights and remedies under the facilities. These events permit lenders holding 51 percent of the loans under the $2.65 billion facility to vote to accelerate the date for repayment of the loans, which would then become immediately due and payable if the lenders chose to do so.

         (e) On July 1, 2002, WorldCom announced that it received notice from Nasdaq stating that WorldCom had failed to comply with certain filing and fee requirements for continued listing set forth in Marketplace Rules 4310(c)(13) and 4310(c)(14) and that its securities are, therefore, subject to delisting from The Nasdaq National Market. The notice said that Nasdaq's securities would be delisted at the opening of business on July 5, 2002, but WorldCom has since requested a hearing, in accordance with Nasdaq rules, and as a result, its securities continue to trade on The Nasdaq National Market.

         (f) On July 11, 2002, WorldCom announced that it would not pay the dividend of $0.60 per share of MCI group common stock that was scheduled to be paid on July 15, 2002.

         (g) On July 12, 2002, WorldCom announced that at the request of the Securities and Exchange Commission, the United States District Court of the Southern District of New York has entered an order staying for seven business days the previously announced conversion of each outstanding share of MCI Group Common Stock into 1.3594 shares of WorldCom Group Common Stock.

         (h) On July 12, 2002, a group of banks filed a lawsuit in a New York court against WorldCom, Inc., and other parties, seeking, among other things, a court order to immediately freeze approximately $2.65 billion of WorldCom assets. A hearing on the matter has been scheduled for Tuesday, July 16, 2002.

         (i) As a result of the Restatement Events, WorldCom has acknowledged that it is considering commencing a Chapter 11 bankruptcy proceeding.

         Purchaser hereby agrees, based on the Restatement Events as informed by Sellers to Purchase, to waive only the following described possible breaches of representations and warranties and possible failures to perform or to satisfy covenants and closing conditions, as a result of the Restatement
Events:

         (a) possible Sellers' breaches of Sellers' representations contained in Section 3.17 and in the first sentence of Section 3.12;

         (b) possible Sellers' failure to satisfy the covenant contained in Section 5.01(b); and

         (c) possible Sellers' failure to satisfy the closing conditions contained in Section 6.02 solely as a result of the possible breaches of Sellers' representations contained in Section 3.17 and in the first sentence of
Section 3.12.

         Purchaser hereby acknowledges and agrees that the waivers described above shall have the effects set forth in Section 6.05 of the Asset Purchase Agreement.

         Purchaser acknowledges and agrees that nothing in this Amendment shall be construed as an admission by any Seller of any breach of any representation, warranty, or covenant in the Original Asset Purchase Agreement, as amended by this Amendment, or any other liability, fault, or wrongdoing on its part or on the part of any of its predecessors, successors, assigns, agents, representatives, parents, subsidiaries, affiliates, officers, directors or employees.

         Sellers acknowledge and agree that the waivers set forth herein shall be limited precisely as written and relate solely to (a) possible Sellers' breaches of Sellers' representations contained in Section 3.17 and in the first sentence of Section 3.12, (b) possible Sellers' failure to satisfy Seller's covenant contained in Section 5.01(b) and (c) possible Sellers' failure to satisfy the closing conditions contained in Section 6.02 solely as a result of possible Sellers' breaches of its representations contained in Section 3.17 and in the first sentence of Section 3.12. Sellers further acknowledge and agree that nothing in this Amendment shall be deemed to (x) constitute a waiver of compliance by Purchaser with respect to any other representation, warranty, covenant or agreement of Sellers under the Asset Purchase Agreement or any Ancillary Agreement, (y) constitute a waiver of compliance by Purchaser with respect to any other term, provision or condition of the Asset Purchase Agreement or any Ancillary Agreement (whether in connection with this waiver or otherwise), or (z) prejudice any right or remedy that Purchaser may now have

(except to the extent such right or remedy was based upon defaults that will not exist after giving effect to this waiver) or may have in the future under or in connection with the Asset Purchase Agreement or any Ancillary Agreement.

         22.      MISCELLANEOUS.

                  (a) Headings. The headings preceding the text of the sections and subsections of this Amendment are for convenience of reference only and shall not constitute a part of this Amendment, nor shall they affect its meaning, construction or effect.

                  (b) Counterparts. This Amendment may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

                  (c) Governing Law. This Amendment shall be governed by and construed in accordance with the internal law of the State of New York, applicable to agreements made and to be performed entirely within such State, without giving effect to principles of conflicts of law.

                  (d) Incorporation of Amendment. On and after the date hereof each reference in the Original Asset Purchase Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import shall be a reference to the Original Asset Purchase Agreement as amended hereby.

                  (e) Continued Effectiveness of Original Asset Purchase Agreement. Except as specifically amended above, all terms of the Original Asset Purchase Agreement shall remain unchanged and in full force and effect.


                          [SIGNATURE PAGES TO FOLLOW]

         IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.


                           INTERMEDIA COMMUNICATIONS, INC.,

                                    By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                           SHARED TECHNOLOGIES FAIRCHILD, INC.,

                                    By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                           SHARED TECHNOLOGIES FAIRCHILD TELECOM, INC.,

                                    By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                           MCI WORLDCOM COMMUNICATIONS, INC.

                                    By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                           WORLDCOM, INC.

                                    By:
                                       ----------------------------------------
                                       Name:
                                       Title:


                           CYPRESS COMMUNICATIONS, INC.,

                                    By:
                                       ----------------------------------------
                                       Name:
                                       Title: